

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 24, 2017

Rajan Ahluwalia
Chief Executive Officer
Emperor Paper Industries Ltd.
5050 Quorum Drive, Suite 700
Dallas, TX 75254

> **Re:** **Emperor Paper Industries Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 17, 2017**
> **File No. 333-219193**

Dear Mr. Ahluwalia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2017 letter.

Description of Business, page 30

Industry Overview, page 30

1. We note your response to comment 4 and reissue the comment. In that regard, Exhibit 2 to your response appears to be an excerpt from a presentation regarding Greys Paper and does not appear to support the claims cited in comment 4. By way of example only, we note the claims in bullet points one through three are in the presentation and cite the same sources as your registration statement. Please provide us with third-party support for the claims cited in comment 4 or revise to clarify that the statements are the beliefs of management.

Description of Property, page 34

2.   It appears from your revised disclosure in response to comment 5 that Mr. Ahluwalia resides and operates the company outside of the United States. Please add a risk factor addressing the difficulty of effecting service of process within the United States upon your sole executive officer or enforcing a judgment obtained in a United States court against such person.

Directors, Executive Officers, Promoters and Control Persons, page 34

Directors and Executive Officers, page 34

3.   Mr. Ahluwalia appears to also operate another business, Ahluwalia Fresh Farms. As applicable, please revise the biography of Mr. Ahluwalia to disclose his business experience with Ahluwalia Fresh Farms or advise. Refer to Item 401(e)(1) of Regulation S-K. Please also revise the risk factor on page 9 accordingly, to disclose any potential material conflicts of interest that may arise from any involvement of Mr. Ahluwalia with Ahluwalia Fresh Farms and to clarify the amount of time that he will dedicate to your operations per week, or advise.

Summary Compensation Table, page 36

4.   We note your response to comment 7 and reissue the comment. In that regard, we note your summary compensation table has not been revised to include the 4,000,000 shares of common stock that Mr. Ahluwalia received in consideration of founding services. Please revise.

Exhibit 3.1

5.   We note that Article 11 of the Certificate of Incorporation contains an exclusive forum provision. Please add a risk factor addressing the impact of this provision on investors.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Lance Brunson
        Brunson Chandler & Jones, PLLC